Exhibit 99.1

PHILIP J. FACCHINA, CHIEF STRATEGY OFFICER AND PRINCIPAL OF SURGCENTER DEVELOPMENT, JOINS MESOBLAST BOARD

Melbourne, Australia; March 29 and New York, USA; March 28, 2021: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that Philip J. Facchina has joined its Board of Directors. Mr Facchina is Chief Strategy Officer of SurgCenter Development (SurgCenter), one of the largest private operators of ambulatory surgical centers (ASC) in the US specializing in spine, orthopaedic and total joint procedures. The principals of SurgCenter were the lead investors in Mesoblast’s successful US$110 million private placement, completed earlier this month.

Mr Facchina brings more than 35 years of experience in corporate strategy, finance, and business development across several industries, including healthcare. Since 2018, Mr Facchina has been Chief Strategy Officer at SurgCenter, overseeing the company’s strategic relationships, including its relationships with the broad US ASC market and its constituents. Over its three-decade history, SurgCenter has developed approximately 225 ambulatory centers, and partnered with thousands of leading physicians throughout the US. Prior to SurgCenter, Mr Facchina spent two decades in the public and private capital markets, where he directly managed public and private capital transactions of equity and debt, led M&A and special advisory processes including take-privates. From 2008 to 2017, Mr Facchina served as a Partner, Co-Portfolio Manager and the Chief Operating Officer of Ramsey Asset Management, an institutional investment management firm, and from 1998 to 2008 Mr Facchina led the technology, media, and communications and healthcare investment banking groups of FBR Capital Markets. Mr Facchina currently serves as an independent director for ViON Corporation and MilltechFX, and is Advisor to the CEO of Johanna Foods Inc. Previously, among other directorships and committee posts, Mr. Facchina served on the Board of Web.com (Nasdaq:WEB), where he led Corporate Governance.

Commenting on his appointment Mr Facchina said “My fellow principals at SurgCenter and I are very excited about the future potential for Mesoblast across the breadth of its platform technology from chronic heart failure and inflammatory bowel disease to the potential treatment for chronic low back pain. I welcome the opportunity to make a significant contribution to the success in bringing these potential treatments to market and look forward to working with the Board and management team.”

Mesoblast Chief Executive Dr Silviu Itescu stated “We are pleased to have Phil join our board. He brings expertise in financial and strategic operations together with healthcare knowledge that will be invaluable to Mesoblast as we continue to grow.”

About Mesoblast

Mesoblast is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of late-stage product candidates which respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast has a strong and extensive global intellectual property portfolio with protection extending through to at least 2040 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Mesoblast has completed Phase 3 trials of rexlemestrocel-L for advanced chronic heart failure and chronic low back pain. Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid refractory acute graft versus host disease and moderate to severe acute respiratory distress syndrome. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For more information, please contact:

Corporate Communications / Investors	Media
Paul Hughes	Kristen Bothwell
T: +61 3 9639 6036	T: +1 917 613 5434
E: investors@mesoblast.com	E: kbothwell@rubenstein.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176